FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.
(the “Registrant”)

Galicia Financial Group S.A.
(translation of Registrant’s name into English)
Tte. Gral. Juan D. Perón 430, 25th Floor
(CP1038AAJ) Buenos Aires, Argentina
(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ____
Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

FORM 6-K
Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.
February, 2026	Notice of Material Event, N-Xers S.A. de C.V., a subsidiary of the Registrant, submitted an application to Mexico’s CNBV to be authorized to operate as a multiple banking institution under the Credit Institutions Law.	99.1

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: February 4, 2026    By: /s/ Fabián E. Kon____________
Name: Fabián E. Kon
Title: Chief Executive Officer